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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Park, Anthony		01/28/2003
	4050 Calle Real (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Fidelity National Financial, Inc. (FNF)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Santa Barbara, CA 93110 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		SVP, Chief Acct Of
			02/06/2003	7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		6,145		D

	Common Stock		2,369.0462(1)		D

	Common Stock		654.8772(2)		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Option (right to buy)		(3)	1/12/08		Common Stock	3,327		$20.0545		D

	Stock Option (right to buy)		(4)	1/12/10		Common Stock	5,512		$14.9797		D

	Stock Option (right to buy)		(5)	3/14/12		Common Stock	12,045		$19.4215		D

	Stock Option (right to buy)		(6)	4/16/11		Common Stock	15,125		$19.30		D

	Stock Option (right to buy)		(7)	2/21/13		Common Stock	9,240		$15.6818		D

	Stock Option (right to buy)		(8)	2/21/12		Common Stock	5,500		$22.50		D

	Stock Option (right to buy)		(9)	12/23/12		Common Stock	4,000		$33.20		D

	Stock Option (right to buy)						54,749(10)				D

Explanation of Responses:

(1)  These 2,369.0462 shares were acquired by Reporting Person through February 6, 2003 pursuant to the FNF 401(k) plan at various prices.  The information reported herein is based on a month-end report.
(2)  These 654.8772 shares were acquired by Reporting Person through February 6, 2003 pursuant to the FNF Employee Stock Purchase Plan at various prices.  The information reported herein is based on a month-end report.
(3)  The option became exercisable immediately upon grant date of January 12, 1998.
(4)  The option became exercisable immediately upon grant date of January 12, 1998.
(5)  The option became exercisable immediately upon grant date of March 14, 2001.
(6)  The option became exercisable in three equal annual installments beginning April 16, 2002.
(7)  The option became exercisable immediately upon grant date of February 21, 2002.
(8)  The option became exercisable in three equal annual installments beginning February 21, 2002.
(9)  The option became exercisable in three equal annual installments beginning December 23, 2003.
(10)  Reflects Reporting Person's total Derivative Securities in Fidelity National Financial, Inc. as of February 6, 2003.

/s/ Anthony Park	4/24/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.